

March 28, 2013

<u>Via E-mail</u>
Mr. Sam Shlomo Elimelech
President
Andain, Inc.
400 South Beverly Drive, Suite 312
Beverly Hills, CA 90212

Re: **Andain, Inc.**
              Item 4.01 Form 8-K dated January 28, 2013
              Filed March 21, 2013
              File No. 000-51216

Dear Mr. Elimelech:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

1. In your 8-K filed July 24, 2012 you disclosed the name of your newly appointed auditors at that time as Crowe Horwath (Israel). Please amend to revise the name of your now former auditors from Crowe Horwath International to Crowe Horwath (Israel) for consistency. In addition, please refer to the firm name (Crowe Horwath (Israel)) rather than the member name (Ovadia Pick Kriheli) in your disclosures.

2. Regarding your disclosure that there were no "reportable events", it appears the beginning period should refer to the date of engagement (July 15, 2012). Please revise accordingly in an amended filing or tell us why the August 29, 2012 date is appropriate.

3. Please revise to indicate the name of the independent public accounting firm in your disclosure as "another independent public accountant…" who reviewed your September 30, 2012 interim financial statements is vague.

4. Please include, as Exhibit 16, a letter from your former accounting firm addressing the revised 8-K disclosures, as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief